EXHIBIT 99.1

Caledonia Mining Corporation Plc: Caledonia acquires the 940,000 oz Maligreen project in Zimbabwe

ST HELIER, Jersey, Sept. 23, 2021 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) (NYSE AMERICAN: CMCL; AIM: CMCL) is pleased to announce that it has entered into an agreement to purchase the mining claims over the Maligreen project (“Maligreen”), a property situated in the Gweru mining district in the Zimbabwe Midlands, from Pan African Mining (Private) Limited, a privately-owned Zimbabwean company, for a total cash consideration of US$4 million. The property is estimated to contain a NI 43-101 compliant inferred mineral resource of approximately 940,000 ounces of gold1.

Maligreen is a substantial brownfield exploration opportunity with significant historical exploration and evaluation work having been conducted on the property over the last 30 years including:

  An estimated 60,000 meters of diamond core and percussion drilling
  3.5 tonnes of bulk metallurgical test work
  Aeromagnetic and ground geophysical surveys

As at 31 August 2021, Maligreen is estimated to host a NI 43-101 compliant inferred mineral resource of approximately 940,000 ounces of gold in 15.6 million tonnes at a grade of 1.88g/t. 76% of the inferred mineral resource (approximately 712,000 ounces) is shallower than 220m indicating the potential for an open pit mining operation. The inferred mineral resource has been estimated using a cut-off grade of 0.4g/t for a potential open pit and 1.5g/t for a potential underground mine2. Initial assessments of the inferred mineral resource indicate a favourable grade tonnage curve; by applying a higher cut-off grade of 1.0g/t, the total estimated inferred mineral resource reduces by 12% to approximately 827,000 ounces at a grade of 2.79g/t, a 48% higher grade. These favourable grade tonnage dynamics offer a high level of flexibility in the evaluation of a future mining operation.

The total land area of Maligreen is approximately 550 hectares comprising two historic open pit mining operations which produced approximately 20,000 oz of gold mined from oxides between 2000 and 2002 after which the operation was closed. Caledonia expects to drill an initial 4,800 meters at an estimated cost of US$1.6 million over a period of 18 to 24 months to improve its understanding of the existing resource and assess the potential for a mining operation. Further exploration opportunities exist within the claims area and a subsequent exploration programme is under consideration to explore for continuations of the existing inferred mineral resource at depth to the north-west and the strike extension in the northern part of the property.

Commenting on the announcement, Steve Curtis, Chief Executive Officer, said:

“We are delighted to enter into this agreement to purchase the claims over Maligreen, one of the more significant exploration opportunities in Zimbabwe. The property has significant potential and has benefitted from many years of exploration activity. Initial evaluation of the inferred mineral resource by our own team and by independent consultants indicates the potential for a significant mining operation with a NI 43-101 compliant inferred mineral resource of almost one million ounces at a grade of 1.88g/t, an acceptable open pit grade. Moreover, our understanding of the grade tonnage curve indicates that the deposit is likely to offer a high level of mining flexibility although much more work is needed in this area. We believe the property also offers significant upside exploration potential at the north-west extensions to the existing inferred mineral resource and at additional exploration targets in the northern part of the property.

“This transaction is an important next step as Caledonia pursues its strategy to become a multi-asset gold producer in Zimbabwe, one of the last gold frontiers in Africa.”

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793

WH Ireland Adrian Hadden	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are "forward-looking information", "financial outlooks" or "future oriented financial information" (collectively, "forward-looking information") within" within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia's current expectations, intentions, plans, and beliefs.  Forward-looking information can often be identified by forward-looking words such as "anticipate", "believe", "expect", "goal", "plan", "target", "intend", "estimate", "could", "should", "may" and "will" or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development, construction plans, financial and shareholders returns on investment in construction projects and electricity production/supply to the mine.  This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information.  Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, the completion of construction projects, the proposed benefits from construction projects and other factors.

To the extent any forward-looking information herein constitutes a financial outlook or future oriented financial information, any such statement is made as of the date hereof and included herein to provide prospective investors with an understanding of the Company's construction plans and assumptions. Security holders, potential security holders and other prospective investors are cautioned that such information may not be appropriate for other purposes and should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.  Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners, contractors and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company's title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase, construction activity and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned that the assumptions used in the preparation of such forward-looking information, although considered reasonable at the time of preparation, may prove to be imprecise and, accordingly, they should not place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Technical disclosure in this news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. Such technical disclosure includes mineral resources classification terms made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities and Exchange Commission (the “SEC”) applicable to domestic United States reporting companies. Accordingly, technical disclosure in this news release that describes mineral resources estimates may not be comparable with information made public by United States companies subject to the SEC's reporting and disclosure requirements.

1 This news release has been approved by Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, the Company's qualified person as defined by Canada's National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). The Company’s independent qualified person as defined by NI 43-101, Mr. Uwe Engelmann (BSc (Zoo. & Bot.), BSc Hons (Geol.), Pr.Sci.Nat. No. 400058/08, MGSSA) of Minxcon (Pty) Ltd has verified the data disclosed herein, including sampling, analytical and test data informing the mineral resource estimate by reviewing the methodologies, results and all procedures undertaken in a manner consistent with industry practice, and all matters were consistent and accurate according to his professional judgement. There were no limitations on the verification process. A technical report prepared in accordance with NI 43-101 for Maligreen will be filed by the Company on SEDAR (www.sedar.com) within 45 days of this news release.

2 The following assumptions were applied in estimating the inferred mineral resource:

  Gold price of USD1,800/oz used to determine cut-offs
  Mineral resources have been depleted for surface mining that has occurred
  Mineral resource cut-off of 0.4g/t Au for open pit (<=220m below surface) and 1.5g/t Au for underground (>220m below surface) was applied
  Densities utilised were 2.44 t/m³ for oxide, 2.67 t/m³ for transitional and 2.88 t/m³ for sulphide material
  Mineral resource classified as inferred based on quality of estimate, density of sampling and quality and confidence in data
  Geological losses of 15% were applied for inferred mineral resources
  Mineral resources reported as total mineral resources and are not attributed
  All tonnages are reported in metric tonnes and gold content conversion calculations based on a conversion of 1kg = 32.15076 oz